SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2023
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

INTERIM FINANCIAL INFORMATION

COMPANHIA SIDERÚRGICA NACIONAL

AS OF SEPTEMBER, 30, 2023

AND INDEPENDENT AUDITOR’S REPORT

Mazars Auditores Independentes Av. Trindade, 254 - Rooms 1314 and 1315 - Office Bethaville - Bethaville CEP 06404-326 Barueri (SP) | Brazil Phone: (11) 3090-7085 www.mazars.com.br
(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor's report on review the individual and consolidated interim financial information.

To the Shareholders, Directors and Managers of

Companhia Siderúrgica Nacional

Sao Paulo-SP

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Siderúrgica Nacional ("Company"), contained in the Quarterly Information Form - ITR for the quarter ended September 30, 2023, which comprise the balance sheet as of September 30, 2023 and the related statements of income, comprehensive income, for three and nine-month period then ended and changes in shareholder’s equity and cash flows for the nine-month period then ended, including a summary of significant accounting policies and notes.

The Company's management is responsible for preparing and presenting the individual and consolidated interim financial information, in accordance with technical pronouncement NBC TG 21 - Interim Financial Statements and with the international accounting standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards for reviewing interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Entity Auditor and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is significantly less than that of an audit conducted in accordance with auditing standards and, as a result, did not enable us to obtain assurance that we have taken knowledge of all significant matters that could be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, we are not aware of any fact which leads us to believe that the individual and consolidated interim financial information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34, applicable to the preparation of the Quarterly Information - ITR, and presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission.

Other matters

Statement of Value Added

The aforementioned quarterly information includes the individual and consolidated Statements of Value Added (DVA), referring to the nine-month period ended September 30, 2023, prepared under the responsibility of the Company's management and presented as supplementary information for IAS purposes 34. These statements were submitted to review procedures performed in conjunction with the review of the Company's quarterly information - ITR -, in order to conclude whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in NBC TG 09 - "Demonstration of Added Value". Based on our review, we are not aware of any facts that lead us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in this standard and in a manner consistent with the interim financial information, individual and consolidated, taken together.

Barueri, November 13, 2023.

Mazars Auditores Independentes – Sociedade Simples Ltda.

CRC 2 SP023701/O-8

Danhiel Augusto Reis

Contador CRC 1SP254522/O-0

3

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 26, 2023

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.